Contact

www.linkedin.com/in/shai-zohar-140b23228 (LinkedIn)

Top Skills

Architecture
Operations Management
Product Development

Shai Zohar

Founder at Snapify
Raanana, Center District, Israel

Summary

With over 15 years of experience in the real estate and high-tech industries, I am a passionate entrepreneur and the founder of Snapify, a new company that is revolutionizing the professional photography industry and post-processing pains.
I have a proven track record of success in developing and launching products that have revolutionized the way people buy and sell real estate. My expertise lies in leveraging technology to create innovative solutions that drive efficiency and profitability. I am a strong believer in the power of collaboration and have a deep understanding of the real estate industry that i also combine with my entrepreneurial approach to business. I am committed to helping my clients achieve their goals and am passionate about creating a better future for the real estate industry and professional photographers.
Who says you can't have multiple passions?

Experience

Snapify Ai
Founder
June 2021 - Present (1 year 11 months)
Israel

Global Realestate
Entrepreneur
January 2015 - Present (8 years 4 months)
Israel

Invesus Technologies
Chief Technology Officer
January 2012 - January 2015 (3 years 1 month)
Israel

TradeNetworks
Chief Software Architect

January 2008 - January 2012 (4 years 1 month)

Israel